UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to

Commission File Number: 001-11141

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEALTH MANAGEMENT ASSOCIATES, INC.

RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEALTH MANAGEMENT ASSOCIATES, INC.

5811 PELICAN BAY BLVD., SUITE 500

NAPLES, FLORIDA 34108-2710

Health Management Associates, Inc. Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

Years ended December 31, 2002 and 2001

Contents

Report of Independent Certified Public Accountants	3

Audited Financial Statements

Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedules

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)	14
Schedule H, Line 4j—Schedule of Reportable Transactions	15

Signatures	16
Exhibits
Exhibit 23.1 Consent of Ernst & Young
Exhibit 99.1 Certification of CEO
Exhibit 99.2 Certification of CFO

Report of Independent Certified Public Accountants

The Plan Sponsor

Health Management Associates, Inc.

Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Health Management Associates, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 and schedule of reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    ERNST & YOUNG LLP

May 9, 2003

Health Management Associates, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments, at fair value:
Health Management Associates, Inc. class A common stock, $.01 par value	$64,323,239	$63,154,482
Pooled separate accounts	54,026,770	53,036,030
Unallocated insurance contracts	30,290,599	19,357,342
Participant loans	6,901,238	5,674,032

	155,541,846	141,221,886
Receivables:
Participants’ contributions	627,499	533,593
Employer’s contribution	314,039	267,421

Total receivables	941,538	801,014

Net assets available for benefits	$156,483,384	$142,022,900

See accompanying notes.

Health Management Associates, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2002	2001
Additions
Investment results:
Net appreciation (depreciation) in fair value of investments:
Health Management Associates, Inc. class A common stock, $.01 par value	$(1,742,088)	$(7,243,899)
Pooled separate accounts	(11,987,495)	1,864,339
Collective trust funds	—	(555,997)
Mutual funds	—	(5,401,312)
Interest and dividends	1,740,617	1,605,185

	(11,988,966)	(9,731,684)
Contributions:
Participants	25,940,659	19,046,643
Employer	6,531,546	3,856,281
Participant rollovers	6,124,585	931,522

	38,596,790	23,834,446

Total additions	26,607,824	14,102,762
Deductions
Benefit payments	11,775,586	11,880,903
Administrative expenses	371,754	207,127

Total deductions	12,147,340	12,088,030

Increase in net assets available for benefits	14,460,484	2,014,732
Net assets available for benefits at beginning of year	142,022,900	140,008,168

Net assets available for benefits at end of year	$156,483,384	$142,022,900

See accompanying notes.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of Health Management Associates, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan’s sponsor is Health Management Associates, Inc. (the “Company”). The effective date of the Plan is October 1, 1990 (date of inception). The Plan was amended and restated in its entirety effective January 1, 1998 and July 1, 1998. The amendments incorporated the designation of Merrill Lynch Trust Company as the trustee of the Plan’s investments and the provisions of the River Oaks Hospital, Inc. 401(k) Profit Sharing Plan which was merged into the Plan during 1998, respectively.

Effective April 1, 2001, the Plan was again amended and restated in its entirety and CIGNA Retirement and Investment Services was designated as the Plan’s recordkeeper and administrator (the “Recordkeeper”) and CG Trust Company was designated the Plan’s trustee (the “Trustee”), replacing Merrill Lynch Trust Company. The Plan has been amended from time to time since.

The Plan is intended to qualify as a salary reduction plan under Section 401(k) of the Internal Revenue Code (the “Code”) and as a qualified defined contribution plan under Section 401(a) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

All eligible employees, as defined in the plan, may elect to participate in the Plan. However, completion of a year of service is required before an eligible employee is eligible for matching contributions.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

Contributions

Each year participants may elect to defer from 1% to 20% (25% effective January 1, 2002) of compensation received during the Plan year. Unless a participant elects otherwise, such participant will automatically be treated as having elected to defer 3% of compensation. Certain designated subsidiaries make a nondiscretionary matching contribution to eligible employees equal to 50% of the employees’ deferred compensation, to the extent that deferrals do not exceed 6% of the employees’ compensation (i.e. a maximum 3% match). The Company and all other participating subsidiaries may make discretionary matching contributions. The discretionary matching contribution for 2001 and 2002 were based upon salary reduction contributions up to 6% of total compensation, and such matching contributions were limited to 3% of the participant’s total compensation during the Plan year. Certain designated subsidiaries make 3% profit-sharing contributions on behalf of their eligible employees who are employed as eligible employees on the last day of the Plan year and who have worked at least 1,000 hours during that year. The Company and participating subsidiaries may make qualified matching or qualified nonelective contributions (or designate matching or profit-sharing contributions as qualified matching or qualified nonelective contributions, respectively) in their discretion, although the Company designates the amount of any qualified nonelective contributions.

Company contributions, with the exception of contributions to be made on behalf of employees of Paul B. Hall Regional Medical Center, are required to be invested in the Company’s Class A Common Stock and are not subject to participant direction. The Company’s Class A Common Stock is also available as an investment option for assets subject to participant direction. During the years ended December 31, 2002 and 2001, nondiscretionary contributions of approximately $667,000 and $818,000, respectively, were made to the Plan. During the years ended December 31, 2002 and 2001, discretionary contributions of approximately $5,077,000 and $2,974,000 were made to the Plan.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan investment results. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

Withdrawals and Payments of Benefits

Upon retirement or death, the total vested value of a participant’s account is distributed to the participant or the beneficiary in cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. The April 1, 2001 amendment and restatement of the Plan eliminated distribution forms other than lump sums.

A participant is only entitled to make a withdrawal from his or her account prior to separation from service if the participant attains age 59 ½ or qualifies for a hardship withdrawal or a participant loan. If a participant separates from service before vesting, the portion of the account attributable to Company contributions is not forfeited until the participant incurs a five–year break in service, unless the participant receives a distribution or is deemed to receive a distribution because such participant had no vested benefit. The Plan’s loan feature allows participants to borrow against their balance in accordance with the loan policies established by the Company.

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan. Forfeitures aggregated approximately $349,000 and $468,000 for the years ended December 31, 2002 and 2001, respectively. Accumulated forfeitures available to offset future Company contributions or to pay administrative expenses amounted to $437,000 and $237,000 at December 31, 2002 and 2001, respectively.

Vesting

Participants are immediately vested in their voluntary contributions, qualified matching contributions and qualified nonelective contributions plus actual earnings thereon. A participant becomes 100% vested in the remainder of his or her accounts upon the occurrence of any of the following events:

(a)	The participant dies or attains his Normal Retirement Date, as defined in the Plan, while still in service as an employee;

(b)	The participant becomes Disabled, as defined in the Plan, while still in service as an employee; or

(c)	The Plan is terminated by the Company.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

In other cases, a gradual vesting scale applies, whereby, effective for participants who are credited with an hour of service on or after January 1, 2002, participants vest 20% per year upon the completion of two years of vesting service, with 100% vesting occurring upon reaching six years of vesting service. A Plan year during which an employee works for at least 1,000 hours is counted as one year of vesting service. Prior to January 1, 2002, the vesting provisions of the Plan were structured so that participants vested 20% per year upon the completion of three years vesting service, with 100% vesting occurring upon reaching seven years of vesting service.

2. Summary of Significant Accounting Policies

Investment Valuation

Investments in mutual funds, collective trust funds and equity securities are stated at fair value based on quoted prices in an active market. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.

The fair values of the participation units owned by the Plan in pooled separate accounts are based on quoted redemption values on the last business day of the Plan year. The Plan’s investments in pooled separate accounts consist of investments in accounts established by the Recordkeeper solely for the purpose of investing the assets of one or more plans. Funds in a separate account are not commingled with other assets of the Recordkeeper for investment purposes.

Unallocated insurance contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest. The Plan’s investments in unallocated insurance contracts consist of investments in contracts between the Recordkeeper and the Plan that provide for a guaranteed return on principal invested over a specified time period. Contract values approximate fair value, since, except in limited circumstances, these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, the Trustee has the right to defer transfers or distributions under certain limited circumstances. For example, in the event of a withdrawal request coinciding with a pool closing, the contract value would be paid in installments, which may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The average yield was approximately 5.1% and 6.0% for the years ended December 31, 2002

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

and 2001, respectively. The crediting interest rate for these investment contracts is reset semi-annually by the issuer but cannot be less than zero and was 5.2% and 6.0% at December 31, 2002 and 2001, respectively.

Contributions

Contributions from participants are recorded when payroll deductions are made. Company contributions accrue to the Plan at the payroll deduction dates. Such amounts are remitted semi-monthly to the Trustee for investment based on the investment options designated by the Plan’s participants.

Discretionary Company contributions accrue to the Plan when declared and are remitted prior to the date the Company files its federal income tax return for the corresponding fiscal year of the Company.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Purchases and sales of securities are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Administrative Expenses

The majority of administrative expenses for the Plan are paid directly by the Company, and not from Plan assets.

Benefit Payments

Benefits are recorded when paid.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

Reclassifications

Certain reclassifications have been made to the 2001 financial statements to conform to the 2002 presentation.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2002	2001
Health Management Associates, Inc. class A common stock, $.01 par value (1)	$64,323,239	$63,154,482
Connecticut General Life Insurance Company – Guaranteed Income Fund	30,290,599	19,357,342
Connecticut General Life Insurance Company – Large Cap Value/John A. Levin & Company Fund	14,881,745	19,738,331
Connecticut General Life Insurance Company – Balanced/Morgan Stanley, SSgA Fund	—	8,065,136

(1)	Nonparticipant-directed investments.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

4. Changes in Nonparticipant-Directed Net Assets Available for Benefits

Following are the changes in net assets available for benefits by nonparticipant-directed fund option for the years ended December 31, 2002 and 2001:

	Health Management Associates, Inc. Common Stock	Cash	Total
Net assets available for benefits at December 31, 2000	$68,167,334	$114,086	$68,281,420
Net depreciation in fair value of investments	(7,243,899)	—	(7,243,899)
Interest and dividend income	266,176	—	266,176
Contributions:
Participants	4,812,361	—	4,812,361
Employer	3,791,766	(1,342)	3,790,424
Participant loans	(323,604)	—	(323,604)
Benefit payments	(4,950,097)	(112,744)	(5,062,841)
Transfers to participant directed investments (net)	(1,365,555)	—	(1,365,555)

Net assets available for benefits at December 31, 2001	63,154,482	—	63,154,482
Net depreciation in fair value of investments	(1,742,088)	—	(1,742,088)
Interest and dividend income	69,682	—	69,682
Contributions:		—
Participants	3,785,794	—	3,785,794
Employer	5,744,279	—	5,744,279
Participant loans	(69,501)	—	(69,501)
Benefit payments	(5,009,161)	—	(5,009,161)
Transfers to participant directed investments (net)	(1,610,248)	—	(1,610,248)

Net assets available for benefits at December 31, 2002	$64,323,239	$—	$64,323,239

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 20, 1999, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Party-in-Interest Transactions

Certain Plan investments are shares of mutual and trust funds managed by the Trustee. Therefore, such transactions qualify as party-in-interest. The Plan held investments in Company Class A Common Stock with a fair value of approximately $64,323,000 and $63,154,000 as of December 31, 2002 and 2001, respectively. The Company paid the majority of administrative expenses on behalf of the Plan for the years ended December 31, 2002 and 2001.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive the vested portion of their accounts.

Health Management Associates, Inc. Retirement Savings Plan

EIN: 65-0261425 Plan No.: 001

Schedule H, Line 4i

Schedule of Assets (Held At End of Year)

December 31, 2002

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
*	Health Management Associates, Inc.	Class A Common Stock	$58,836,091	$64,323,239
*	Connecticut General Life Insurance Company	Guaranteed Income Fund	(1)	30,290,599
*	Connecticut General Life Insurance Company	State Street Global Advisors Intermediate Bond Account	(1)	4,253,050
*	Connecticut General Life Insurance Company	Balanced/Morgan Stanley, SSgA Fund	(1)	7,405,556
*	Connecticut General Life Insurance Company	CIGNA Lifetime20 Fund	(1)	1,645,243
*	Connecticut General Life Insurance Company	CIGNA Lifetime30 Fund	(1)	1,005,228
*	Connecticut General Life Insurance Company	CIGNA Lifetime40 Fund	(1)	2,258,820
*	Connecticut General Life Insurance Company	CIGNA Lifetime50 Fund	(1)	1,254,362
*	Connecticut General Life Insurance Company	CIGNA Lifetime60 Fund	(1)	532,813
*	Connecticut General Life Insurance Company	Large Cap Growth/Morgan Stanley Fund	(1)	4,152,903
*	Connecticut General Life Insurance Company	Large Cap Value/John A. Levin & Company Fund	(1)	14,881,745
*	Connecticut General Life Insurance Company	S&P 500® Index Fund	(1)	5,439,888
*	Connecticut General Life Insurance Company	Mid Cap Growth/Artisan Partners Fund	(1)	1,066,832
*	Connecticut General Life Insurance Company	Mid Cap Value Fund (sub-advised by Wellington Management)	(1)	1,410,567
*	Connecticut General Life Insurance Company	Small Cap Growth/TimesSquare Fund	(1)	4,127,805
*	Connecticut General Life Insurance Company	Small Cap Value/Berger® Fund	(1)	2,409,566
*	Connecticut General Life Insurance Company	Int’l Blend/Bank of Ireland Fund	(1)	2,182,392
*	Participants	Loan Fund, 5.25% – 10.20%	(1)	6,901,238

				$155,541,846

*	Indicates a party-in-interest to the Plan.
(1)	Cost information has not been included because investments are participant directed.

Health Management Associates, Inc. Retirement Savings Plan

EIN: 65-0261425 Plan No.: 001

Schedule H, Line 4j

Schedule of Reportable Transactions

Year ended December 31, 2002

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Date of Transaction	(i) Net Gain or (Loss)
Category (iii)—Series of transactions in excess of 5% of Plan assets.
Cigna Financial Services, Inc.	Health Management Associates, Inc. class A common stock	$6,612,287	$—	$6,612,287	$6,612,287	$—
Cigna Financial Services, Inc.	Health Management Associates, Inc. class A common stock	—	3,070,561	2,518,669	3,070,561	551,892

There were no category (i), (ii) or (iv) transactions during the year ended December 31, 2002.

Note: The information to be presented in columns (e) and (f) is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Health Management Associates, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf of the undersigned hereunto duly authorized.

HEALTH MANAGEMENT ASSOCIATES, INC., AS ADMINISTRATOR OF HEALTH MANAGEMENT ASSOCIATES, INC. RETIREMENT SAVINGS PLAN

DATE: June 24, 2003	By:	/s/ ROBERT E. FARNHAM
Robert E. Farnham Senior Vice President and Chief Financial Officer